March 8, 2023 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Commissioners: We have read the statements made by Centrus Energy Corp (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of Centrus Energy Corp dated March 6, 2023. We agree with the statements concerning our Firm contained therein. Very truly yours, Baltimore, Maryland PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 2600, Baltimore, Maryland 21202-1096 T: (410) 783 7600, www.pwc.com/us

Attachment Item 4.01 Changes in Registrant’s Certifying Accountant. (a) Dismissal of Former Independent Registered Public Accounting Firm The Audit and Finance Committee (the “Committee”) of the Board of Directors of Centrus Energy Corp. (the “Company”) recently conducted a review of its Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. As a result of this process, the Committee approved the dismissal of PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm on March 3, 2023. PwC was dismissed on March 6, 2023. The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2021 and 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company’s consolidated financial statements for the fiscal years ended December 31, 2021 and 2022, and in the subsequent interim period through March 6, 2023, there were no disagreements (as that term is described in Item 304(a)(1)(iv) of Regulation S-K) with PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in its report. No “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K) occurred during the two fiscal years ended December 31, 2021 and 2022, or in the subsequent interim period through March 6, 2023. The Company has provided a copy of the foregoing disclosures to PwC and requested that PwC furnish it with a letter addressed to the Securities and Exchange Commission stating whether PwC agrees with the above statements and if not, stating the respects in which it does not agree. [A copy of PwC’s letter, dated March 8, 2023, is filed as Exhibit 16.1 to this Form 8-K.] (b) Appointment of New Independent Registered Public Accounting Firm As a result of the process noted above, the Committee on March 3, 2023 approved the appointment of Deloitte & Touche LLP (“D&T”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, subject to execution of the engagement letter. During the Company’s two most recent fiscal years and during the subsequent interim period through March 6, 2023, neither the Company nor anyone on its behalf consulted with D&T with respect to either (i) the application of accounting principles to a specific completed or proposed transaction, or the type of audit opinion that might be rendered regarding the Company’s consolidated financial statements, and D&T neither provided a written report to the Company nor provided oral advice to the Company that D&T concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of any disagreement or reportable event, as set forth in Item 304 (a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K. Item 9.01 Financial Statements and Exhibits (d) Exhibits Exhibit No. Description 16.1 Letter from PricewaterhouseCoopers LLP dated March 8, 2023